UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-37889

                              TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
                              ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 13, 2019, TOP Ships Inc. (the “Company”) closed its previously announced underwritten public offering of an aggregate of 1,665,000 common shares (or pre-funded warrants to purchase common shares in lieu thereof (the “Pre-Funded Warrants”)) and warrants (the “Traditional Warrants”) to purchase up to 1,790,000 of the Company’s common shares resulting in gross proceeds to the Company of $10,480,060 before deducting underwriting discounts and commissions and other offering expenses.  Such amounts include the partial exercise of the underwriter’s over-allotment option granted in connection with the offering.  The remainder of such over-allotment option shall continue in place until October 25, 2019.

Maxim Group LLC acted as the sole bookrunning manager in connection with the offering.

As of the close of business, New York time, on September 13, 2019, and after taking into account exercises of pre-funded warrants issued in the offering which occurred prior to closing (which exercises settled on September 13, 2019), there were 3,250,258 Company common shares outstanding.

The offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-232851) previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on September 11, 2019.  A final prospectus relating to the offering was filed with the SEC and is available on the SEC’s website at http://www.sec.gov.  Electronic copies of the final prospectus relating to this offering, when available, may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About TOP Ships Inc.
TOP Ships Inc. (NASDAQ:TOPS) is an international owner and operator of modern, fuel efficient “ECO” tanker vessels currently focusing on the transportation of crude oil and petroleum products.

Cautionary Note Regarding Forward-Looking Statements
Matters discussed in this report on Form 6-K may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report on Form 6-K are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: September 13, 2019	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer